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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christine Torney
Mary Mast
Jimmy McNamara
Tim Buchmiller

Re:	CARGO Therapeutics, Inc.
Response to Letter dated October 12, 2023
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on October 4, 2023
CIK No. 0001966494

To the addressees set forth above:

On behalf of our client, CARGO Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Amendment No. 1 to Registration Statement on Form S-1 (the “Draft Submission No. 2”) on a confidential basis under the JOBS Act on October 4, 2023. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission No. 2 dated October 12, 2023 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

October 20, 2023

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your response to comment 1 and re-issue in part. Please:

•	clarify the source of the exclusive license when first introduced in the prospectus summary;

•	disclose whether the secondary endpoints of Stanford’s Phase 1 clinical trial, which are disclosed in the bullet points starting at the bottom of page 1, were powered for statistical significance;

•	disclose whether any of the observations of adverse events from the trials were considered serious adverse events; and

•	disclose, if true, that adverse events greater than or equal to Grade 3 are considered serious adverse events or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2 and 125 of the Registration Statement.

As for the fourth bullet above, the Company respectfully advises the Staff that certain adverse events greater than or equal to Grade 3 can be considered a serious adverse event. Such events include medical occurrences that result in death, are life threatening, require inpatient hospitalization or prolongation of existing hospitalization, result in persistent or significant disability or incapacity or other medical events that the investigators of the clinical trial consider serious enough to jeopardize the patient. As noted above, the Company has revised the Registration Statement to include disclosure covering these serious adverse events.

October 20, 2023

Our STASH platform technology, facilitating homogeneous multicomponent cell therapies, page 146

2.

We note your disclosure that you exercised your exclusive option to a proprietary technology called STASH that allows the manufacturing of homogenous CAR T cells that incorporate multiple vectors. Please clarify who you licensed this technology from and under which license agreement.

Response: The Company respectfully advises the Staff that it obtained access to the STASH technology under an Exclusive Option Agreement, between the Company and The Board of Trustees of the Leland Stanford Junior University, effective as of January 4, 2022 (the “STASH License Agreement”), and has clarified that in the disclosure on page 147 of the Registration Statement.

The Company further advises the Staff that it does not believe the STASH License Agreement is a material contract under Item 601(b)(10) of Regulation S-K because it is not material to the Company. For example, the STASH License Agreement is not required for the current conduct of the Company’s core business as it is not related to any of the product candidates, including CRG-022 or CRG-023, that the Company expects will represent near-term value creation drivers. Further, the STASH License Agreement does not involve a license to, or an encumbrance on, the Company’s intellectual property supporting its near-term planned product development efforts, and instead represents a platform technology the Company will continue to evaluate going forward. In addition, the value of the upfront cash consideration that the Company paid to Stanford in connection with the exercise of the exclusive option under the STASH License Agreement was immaterial, consisting of $10,000 at execution, with the option to extend the term of the option for one additional six month interval for $10,000, with the next four six-month extensions each requiring a payment of $20,000 and any subsequent option extensions requiring payment of $40,000 for each six-month option period thereafter. The Company has the option to cease exercising the exclusive option in the future at its discretion.

Furthermore, the Company advises the Staff that the Agreement does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company respectfully advises the Staff that it is not substantially dependent on the STASH License Agreement for the aforementioned reasons.

Finally, the Company respectfully advises the Staff that it will continue to evaluate in future periods whether the STASH License Agreement rises to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 148

3.	We note your response to comment 17 and re-issue. Please specify the foreign jurisdictions in which you have pending applications, licensed patents or licensed pending patents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 150 of the Registration Statement.

* * *

October 20, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by email to Benjamin.Potter@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Gina Chapman, CARGO Therapeutics, Inc.

Anup Radhakrishnan, CARGO Therapeutics, Inc.

Halley Gilbert, CARGO Therapeutics, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP

Denny Won, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP